                                                            EXHIBIT 99 T3E-11


                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY

                  CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

                    THREE MONTH PERIOD ENDED MARCH 31, 1997

                                                                          [LOGO]

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY

                   CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

                     THREE MONTH PERIOD ENDED MARCH 31, 1997


                                TABLE OF CONTENTS


                                                                                                      Page
                                                                                                      ----
Chairman's Letter                                                                                      1 - 2


Safeguard Business Systems, Inc.'s
    Chief Executive Officer and  Chief  Financial Officer's Letter                                     3 - 5

    Attachment to Executives Letter                                                                    6 - 7


Financial Statements                                                                                  8 - 13

    The accompanying unaudited interim consolidated financial statements were prepared on a consistent basis utilizing the accounting policies described in the Summary of Significant Accounting Policies included in the notes to the consolidated financial statements of the Company for the years ended
    December 31, 1996 and 1995. These policies and the Notes to Consolidated
    Financial Statements should be read in conjunction with the accompanying statements. These interim statements have been drawn from unaudited internal data and include all adjustments which the Company believes necessary to a fair presentation of the statements. The interim operating results are not necessarily indicative of the results expected for the full year.



Management's Discussion and Analysis of  Financial, Condition                                        14 - 16
    and Results of Operations

                      SAN JACINTO HOLDINGS INC. LETTERHEAD

                                  May 15, 1997



TO ALL STOCKHOLDERS AND BONDHOLDERS:


         Enclosed are unaudited consolidated financial statements for the quarter ended March 31, 1997. As has been done in previous reports, an operational summary from the senior management of Safeguard Business Systems, Inc. is also enclosed.

         If you have not done so, I recommend that you review the 1996 Annual Report which was mailed in March. That report discussed a number of important developments that occurred in 1996 and which continue to impact the Company's operations in 1997, as was expected. A major transition is underway in the Company and that strategy was presented and reviewed fully in both 1995 and 1996.

CHANGE IN DISTRIBUTION CHANNEL

         Safeguard announced this quarter a significant addition to its distribution channel with the introduction of a franchise system for the future. Please refer to management's comments and the enclosed information for further discussion of this important development. This action was unanimously approved by the Board of Directors in early 1997 following extensive reviews and due diligence by management and the Company's external advisors.

INVESTOR CONFERENCE TELEPHONE CALLS

         To improve the Company's communications with shareholders and bondholders, we will initiate in August or early September quarterly conference telephone calls at which time management will review operating results and respond to questions. Following distribution of the quarterly report for the period ending June 30, 1997, a date and time will be announced for the first such call. We hope this will be a beneficial addition to the communications process and overall relationship with the Company's investors.

CHANGE IN FISCAL YEAR

         As was discussed in the 1996 Annual Report, the Company's Board of Directors has approved moving to a June 30 Fiscal Year effective June 30, 1997. This change will better accommodate the Company's overall operations and flow of business activities. Please note management's further discussion of this subject.

         Many thanks for your continued interest in San Jacinto Holdings and Safeguard. We look forward to communicating with you in future periods.

                                            Sincerely,

                                            /s/Elvis L. Mason
                                            Elvis L. Mason
                                            Chairman



Enclosure

                             [SAFEGUARD LETTERHEAD]

May 15, 1997



TO ALL STOCKHOLDERS  AND BONDHOLDERS:


Enclosed are the consolidated financial statements of San Jacinto Holdings Inc. and its operating subsidiary, Safeguard Business Systems, Inc. ("Safeguard") for the three month periods ended March 31, 1997 and 1996.


                       FINANCIAL AND OPERATING HIGHLIGHTS


Net sales for the first quarter of 1997 are $51.5 million, reflecting a decline of $0.5 million or 0.9% from the same quarter in 1996. The first quarter of 1997 includes two less work days resulting in less time for plant production than in the same period in 1996. In addition, as discussed below, had the order processing backlog remained at its December 31, 1996 level, net sales for the first quarter 1997 would have been $52.9 million, an increase of 1.7% in comparison to the first quarter of 1996. The sales results reflect growth in sales of computer forms (4.2%), sourced products (20.3%) and filing systems (13.2%). This growth is off-set by a 8.1% decline in manual form sales. The changes in sales trends from manual forms to computer forms, and sourced products continues to be addressed strategically and operationally throughout the Company.

On February 17, 1997 Safeguard converted its order management, accounts receivable and the associated systems to a new software and a new computer platform. The design, development and testing of the software is a major project that started in 1994, which provides the technological advances necessary to rapidly response to small business marketplace's changing needs. The short-term impact of this conversion has resulted in a delay in shipment of products resulting in an increase in the number of orders in process. As of March 31, 1997, Safeguard's in process orders were $1.4 million higher than at December 31, 1996. Accelerated production schedules were implemented to reduce this increase in the order processing backlog to an optimal level.

Earnings from operations before amortization, depreciation, interest and income taxes (EBITDA) in 1997 are $4.9 million compared to $5.0 million in 1996, reflecting a slight (0.7%) decline. The decline in earnings is attributable to a 2.1%, as a percentage of net sales, decline in gross profit partially off-set by administrative expense reductions. The reduction in gross profit is a result of increased overhead costs associated with equipment costs in support of technological advances in the Company's computer systems.

The Company's operations in Europe remain strong. Net sales in the first quarter of 1997 are 5.5% above 1996 levels. This growth is in both manual and computer form sales. Earnings from operations are $0.5 million, which approximates earnings in the first quarter of 1996.

The Company's net loss before extraordinary item is $5.5 million in the first quarter of 1997 compared to $4.5 million for the same period in 1996. The decline in operating results is attributable to a decline in gross profit and an increase in interest expenses, partially off-set by a reduction in administrative costs. The increase in interest expense is due to a rise in the Company's outstanding borrowings and an increase in the effective interest rate from 8% to 12% in late January 1996. These losses include amortization (non-cash) charges of $4.8 million for the first quarters of 1997 and 1996.

The transformation of the Distributor organization to a more dynamic channel to the customer is progressing with the creation of Safeguard Franchise Systems, Inc. ("SFS") in March 1997, a wholly owned subsidiary of Safeguard. As announced on the attached press release, SFS will began offering franchises first to its existing distributors, and then to new franchisees, upon completion of its offering documents and registration in applicable states. SFS is the natural evolution of Safeguard's conversion from a manufacturing-driven, distributor organization, to a sophisticated, market-driven organization capable of responding to the rapidly changing needs of the small business marketplace. Safeguard developed this new company to create greater opportunities for its distributors, and to better align the company with the needs of its target market. Safeguard's experienced network will provide personalized consulting to develop customized business solutions for each customer. The network is supported by a corporate infrastructure that utilizes state-of-the-art technology to link them to the Company's Communications Center in Dallas, Texas which will be placing and tracking orders, accessing and processing leads, and other key operational functions. This Communications Center will enable franchisees to maximize the time available for sales and sales management activities.

As announced in December 1996, the Company began the consolidation of the Addison, Illinois manufacturing plant with the East Coast facilities in April 1997. The plant consolidation is expected to be completed by October 1997. The anticipated costs associated with the consolidation were expensed in 1996.

                              CHANGE IN FISCAL YEAR


The Company's business cycle has historically begun in the third calendar quarter. This is a result of Accountants, a major referral source, visiting their clients and referring new customers and repeat business to the Company. To properly kickoff this cycle and in recognition of a stronger emphasis on sales and marketing, the Company will change its year end to June 30, effective June 30, 1997.

The Company has celebrated 40 years of leadership in the small business arena serving the marketplace as an information systems company with a total service approach. Safeguard's management and employees are dedicated to maintaining and expanding this preeminent position in the small business marketplace in the coming years. We appreciate your continuing support.


                                   Sincerely,


      /s/ G. Douglas Reiter                      /s/ James R. Braun
      G. Douglas Reiter                          James R. Braun
      Vice Chairman and                          Executive Vice President
      Chief Executive Officer                    Chief Financial Officer

[SAFEGUARD LETTERHEAD]

FOR IMMEDIATE RELEASE
April 15, 1997

                 SAFEGUARD BUSINESS SYSTEMS, INC. ANNOUNCES THE
                  CREATION OF SAFEGUARD FRANCHISE SYSTEMS, INC.


DALLAS -- In March, 1997, Safeguard Business Systems, Inc. (SBS), a leading supplier of forms and business systems to small businesses in the US and Canada, created Safeguard Franchise Systems, Inc. (SFS). SFS will begin offering franchises first to its existing distributors, and then to new franchisees, upon completion of its offering documents and registration in applicable states. The new system will go into effect in July of this year.

         SFS is the natural evolution of Safeguard's conversion from a manufacturing- driven, distributor organization, to a sophisticated, market-driven organization capable of responding to the rapidly changing needs of the small business marketplace. After successfully marketing its products and services through a network of approximately 700 independent distributors and their sales associates, Safeguard developed this new company to create greater opportunities for its distributors, and to better align the company with the needs of its target market.

         This new organization uses strategic alliances with other industry leaders to offer a broad menu of products and services, including, payroll and tax filing services, filing systems, software, printed solutions and a myriad of other solutions to small businesses. Safeguard's experienced network will provide personalized consulting to develop customized business solutions for each customer. The network is supported by a corporate infrastructure that utilizes state-of-the-art technology to link them to a Communications Center for placing and tracking orders, accessing and processing leads, and other key operational functions. This Communications Center will enable franchisees to maximize the time available for sales and sales management activities.

         "Safeguard Franchise Systems is the opportunity of a lifetime for the aggressive sales management executive with an entrepreneurial drive," explains Safeguard Vice Chairman and CEO Doug Reiter. "Safeguard's unique mix of available products and services and the support that we offer our franchisees will ensure that we have satisfied customers and that business executives have what they need to manage their sales organizations successfully."

         The Company's broad menu of products and services will be driven by customer needs and furnished by Safeguard manufacturing, and a consortium of key strategic alliances within the forms and business services industry. SFS' state-of-the-art Communications Center links customers and franchisees to the Company's vast resources via fax, e-mail, Internet, toll free 800 lines, and catalogs seven days a week, 24 hours a day. By calling one number, franchisees will be able to complete a complex set of business transactions on time, real time.

         Franchisees will be independent and have increased earning opportunities, with access to quality leads and referrals, and the capability to conduct business wherever necessary with Safeguard's high technology virtual office package. Safeguard is one of the first to capitalize on the concept of the virtual office by linking the company and its franchisees to both the marketplace and a world-class supply of products and services. Franchise opportunities are available at three levels: Premier Provider, Premier Specialist and Master Franchise. Franchisees at all levels have access to top-rate training, business planning, and marketing and referral leads programs to increase their effectiveness. Franchise requirements include, but are not limited to: five years successful sales or sales management experience, $15,000 in working capital, 18 months living expenses for start-up, and a $35,000 franchise fee. The franchise business format is currently only available in the United States, and an evaluation for the Canadian market is currently under way.

         Safeguard Franchise Systems, Inc. is a wholly owned subsidiary of Safeguard Business Systems, Inc., a $210 million company whose 40 year history of serving the small business market can be traced to pioneering the one-write accounting system. SBS has 1500 employees, and 13 manufacturing plants and facilities throughout North America and the UK. Safeguard's current customer base is approximately one million, concentrated heavily in the small business market. For more information about Safeguard Franchise Systems, Inc., contact Charles Bradshaw at 800/338-0636.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                 ($000 omitted)
                                   (Unaudited)


                                                                                   March 31         December 31,
                                                                                     1997               1996
                                                                                     ----               ----
                                     ASSETS

Current assets:
    Cash and cash equivalents                                                     $     486         $     482
    Receivables less allowances                                                      29,264            27,912
    Inventories                                                                       8,226             8,678
    Other current assets                                                              2,776             2,480
                                                                                  ---------         ---------
         Total current assets                                                        40,752            39,552

Property, machinery and equipment - net                                              21,374            20,855
Excess purchase price over net assets acquired                                       42,863            43,225
Customer list                                                                        12,955            17,273
Other assets                                                                          3,061             2,813
                                                                                  ---------         ---------
         Total assets                                                             $ 121,005         $ 123,718
                                                                                  =========         =========

                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current liabilities:
    Current debt obligations                                                      $   9,242         $   8,708
    Accounts payable                                                                 14,716            14,476
    Accrued expenses                                                                 15,813            16,572
                                                                                  ---------         ---------
         Total current liabilities                                                   39,771            39,756

Long-term debt                                                                      113,277           110,017
Other liabilities                                                                     7,116             7,631

Stockholders' equity (deficiency):
    Preferred stock:
          $5.00 Junior Preferred Stock, par value $.01 a share Authorized
          1,000,000 shares, $5 cumulative No shares issued and outstanding
    Common stock, par value $.01 a share:
          Authorized 2,000,000 shares,
          Issued and outstanding 1,052,384 shares                                        11                11
           Additional paid-in capital                                                94,143            94,143
    Deficit                                                                        (132,416)         (126,880)
    Foreign currency translation adjustment                                            (897)             (960)
                                                                                  ---------         ---------
              Total stockholders' equity (deficiency)                               (39,159)          (33,686)
                                                                                  ---------         ---------
Total liabilities and stockholders' equity (deficiency)                           $ 121,005         $ 123,718
                                                                                  =========         =========

                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 ($000 omitted)
                                   (Unaudited)


                                                    Three Months Ended March 31,
                                                       1997             1996
                                                       ----             ----
Net sales                                           $ 51,459         $ 51,952

Cost of sales                                         25,018           24,173
                                                    --------         --------

Gross profit                                          26,441           27,779

Selling expense                                       19,845           19,993
General & administrative expense                       4,064            4,689
Other income - cash received greater than
  carrying value of  distributor receivables            (472)            (550)
Amortization expense                                   4,812            4,757
Interest expense                                       3,640            3,334
                                                    --------         --------

Loss from operations before income taxes
  and extraordinary item                              (5,448)          (4,444)

Income tax provision                                      88               75
                                                    --------         --------

Loss before extraordinary item                        (5,536)          (4,519)

Extraordinary item:
  Gain on early extinguishment of debt                    --            2,401
                                                    --------         --------

Net loss                                            $ (5,536)        $ (2,118)
                                                    ========         ========

                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                           PERIOD FROM JANUARY 1, 1996
                                TO MARCH 31, 1997
                                 ($000 omitted)
                                   (Unaudited)


                                                                                                                     Foreign
                                                                                     Additional                      Currency
                                     Preferred Stock           Common Stock           Paid In                      Translation
                                   Shares      Amount      Shares        Amount       Capital        Deficit        Adjustment
                                   ------      ------      ------        ------       -------        -------        ----------
Balance -
 January 1, 1996                     -           $           999,960     $10          $94,143        $(104,591)      $(1,292)
                                                 -

Net loss                                                                                               (22,289)


Issuance of  common
  stock in conjunction
  with exchange offer                                         52,424       1


Unrealized gain on
  foreign currency
  translation                                                                                                            332
                                    ----      --------     ---------     ---          -------        ---------       -------
Balance -
 December 31, 1996                   -           -         1,052,834      11           94,143         (126,880)         (960)

Net loss                                                                                                (5,536)

Unrealized gain on
  foreign currency
  translation                        -           -                 -       -                -                -            63
                                    ----      --------     ---------     ---          -------        ---------       -------

Balance -
   March 31, 1997                    -          $-         1,052,384     $11          $94,143        ($132,416)        ($897)
                                    ====      ========     =========     ===          =======        =========       =======

                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 ($000 omitted)
                                   (Unaudited)


                                                                         Three Months Ended  March 31,
                                                                             1997             1996
                                                                             ----             ----
Cash Flows from Operating Activities:
         Net loss                                                          $(5,536)        $ (2,118)
         Adjustments to reconcile net loss to cash
            provided by operating activities:
            Extraordinary Item                                                  --           (2,401)
            Amortization                                                     4,812            4,757
            Depreciation                                                     1,933            1,325
            Unrealized exchange gain (loss)                                     63             (164)
         (Increase) decrease in operating assets:
            Receivables                                                     (1,352)           1,792
            Inventories                                                        452            1,056
            Other assets                                                      (675)             417
         Increase (decrease) in operating liabilities:
            Accounts payable                                                   240              866
            Accrued expense and other liabilities                           (1,274)            (253)
                                                                           -------         --------
            Net cash provided by (used in) operating activities             (1,338)           5,277

Cash Flows from Investing Activities:
           Purchase of property, machinery and equipment                    (2,233)          (1,871)
           Adjustment due to currency fluctuations
              and foreign purchase price adjustments                           433              177
                                                                           -------         --------
           Net cash used in investing activities                            (1,800)          (1,694)
                                                                           -------         --------

Cash Flows from Financing Activities:
          Repayment of long-term debt and capital lease obligations         (1,719)         (17,557)
          Borrowings from  revolving loans                                   4,836           14,047
          Net proceeds from foreign obligations                                 25              788
          Deferred financing costs                                              --           (1,219)
                                                                           -------         --------
                Net cash provided by used in financing activities            3,142           (3,941)
                                                                           -------         --------

Decrease in cash and cash equivalents                                            4             (358)

Cash and cash equivalents at beginning of period                               482            2,802
                                                                           -------         --------

Cash and cash equivalents at end of period                                 $   486         $  2,444
                                                                           =======         ========

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     THREE MONTH PERIOD ENDED MARCH 31, 1997
                                 ($000 omitted)
                                   (Unaudited)
                                   (Continued)





Supplemental disclosure of noncash investing and financing activities:

        Capital lease obligations of $652 and $304 were entered into during the first nine months of 1996 and 1995 respectively, to acquire certain machinery and equipment.


Supplemental disclosure of cash flow information:

        Cash paid during the period for:

                                                                         1997             1996
                                                                         ----             ----
                       Interest                                         $1,587           $2,025

                 See notes to consolidated financial statements

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     THREE MONTH PERIOD ENDED MARCH 31, 1997
                                   (Unaudited)

NOTE A.   UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

         Basis of presentation - The accompanying interim financial statements have been prepared by the Company without audit. These statements include all adjustments which management believes necessary for a fair presentation of the statements and have been prepared on a consistent basis using the accounting policies described in the Summary of Significant Accounting Policies in the notes to the consolidated financial statements included in the Company's 1996 audited financial statements. These policies and notes to consolidated financial statements should be read in conjunction with the accompanying interim financial statements. The interim operating results are not necessarily indicative of the operating results expected for the full year. The accompanying financial statements as of and for the year ended December 31, 1996 are derived from the Company's audited financial statements as of that date.

NOTE B.  INVENTORIES:

         Inventories consist of the following:

                                        March 31, 1997     December 31, 1996
                                        --------------     -----------------
                                                  ($000 omitted)
              Raw Material                 $4,695              $5,327
              Work-in-process                 412                 352
              Finished Goods                3,119               2,999
                                           ------              ------
                                           $8,226              $8,678
                                           ======              ======

NOTE C.   LONG-TERM DEBT:

                                                           March 31, 1997          December 31, 1996
                                                           --------------          ----------------
                                                                       ($000 omitted)
              New Revolving Loan                              $  22,362               $  17,525
              New Term Loan                                       6,417                   6,500
              Amended Exchange Loan                              21,698                  22,633
              12% Senior Subordinated Notes                      65,878                  65,878
              8% Senior Subordinated Notes                            3                       3
              8% Subordinated Debentures                            321                     321
              Capital lease obligations                           2,470                   2,519
              Foreign obligations                                 3,370                   3,346
                                                              ---------               ---------
                                                                122,519                 118,725

                   Less current debt obligations                 (9,242)                 (8,708)
                                                              ---------               ---------

                            Total                             $ 113,277               $ 110,017
                                                              =========               =========

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                     THREE MONTH PERIOD ENDED MARCH 31, 1997


RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, selected financial data as a percentage of net sales.


                                             Three Month Period
                                                Ended March 31,
                                               1997         1996
                                              -----        -----
Net sales                                     100.0 %      100.0 %
Cost of sales                                  48.6         46.5
                                              -----        -----
Gross profit                                   51.4         53.5

Selling expense                                38.6         38.5
General & administrative expense                7.9          9.0
Other income - distributor receivables         (0.9)        (1.0)
Amortization expense                            9.3          9.2
Interest expense                                7.1          6.4
                                              -----        -----
Loss from operations before income taxes
    and extraordinary item                    (10.6)        (8.6)

Income tax provision                            0.2          0.1
                                              -----        -----
Loss before extraordinary item                (10.8)        (8.7)

Extraordinary item                               --          4.6
                                              -----        -----
Net loss                                      (10.8)%       (4.1)%
                                              =====        =====

COMPARISON OF THE THREE MONTH PERIOD ENDED MARCH 31, 1997 TO THE THREE MONTH PERIOD ENDED MARCH 31, 1996.

NET SALES. Net sales for the first quarter of 1997 are $51.5 million compared to $52.0 million for the same period in 1996, representing a sales decline of 0.9%. The first quarter of 1997 includes two less work days resulting in less time for plant production than in the same period in 1996. The sales decline during the first three months reflects a 4.2% growth in computer forms and a 20.3% growth in sourced product sales partially off-set by a 8.1% decline in manual forms sales. Approximately 70% of the growth in computer and laser forms is related to volume increases, with the remainder attributable to price increases. The decline in manual forms sales is off-set in part by a 3.5% average price increase.

On February 17, 1997 Safeguard converted its order management, accounts receivable and the associated systems to a new software and a new computer platform. The design, development and testing of the software is a major project that started in 1994, which provides the technological advances necessary to rapidly response to small business marketplace's changing needs. The short-term impact of this conversion has resulted in a delay in shipment of products resulting in an increase in the number of orders in process. As of March 31, 1997, Safeguard's in process orders were $1.4 million higher than at December 31, 1996. Accelerated production schedules were implemented to reduce this increase in the order processing backlog to an optimal level.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                     THREE MONTH PERIOD ENDED MARCH 31, 1997



RESULTS OF OPERATIONS - Continued

GROSS PROFIT. Gross profit margin is 51.4% of net sales for the first quarter of 1997 and 53.5% in 1996. This decline in gross profit margin is attributable to a result of the change in the Company's product mix from manual forms sales to computer forms and sourced products. Computer forms and sourced products, high growth product lines, carry greater material, direct labor and overhead costs (as a percentage of sales) resulting in lower gross profit margin than for manual forms. Overhead costs have also increased in 1997 as a result of additional equipment costs in support of technological advances in the computer systems.

SELLING EXPENSE. Selling expenses are $19.8 million in the first quarter of 1997 compared to $20 million for the same period in 1996, representing 38.6% and 38.5% of net sales in each period. The slight reduction in selling costs in the first quarter, is attributable to the postponement of certain marketing programs. Commissions to independent distributors account for approximately 80% of total selling costs and, as a percent of total sales, has remained constant.

GENERAL AND ADMINISTRATIVE. General and administrative expenses are $4.1 million for the first quarter of 1997 compared to $4.7 million in 1996. The decrease in costs during the first quarter is due to legal and administrative cost reductions.

OTHER INCOME - Distributor Receivables. Other income (cash received greater than carrying value of Distributor receivables) is $0.5 million for the first quarter 1997 and 1996, representing 0.9% of net sales in 1997 and 1.0% in 1996. In connection with the Company's purchase price allocation for the acquisition of Safeguard in December 1986, the value assigned to distributor receivables associated with loans and advances previously made by Safeguard to facilitate the purchase of account protection rights by distributors was $4.8 million, net of deferred interest income of approximately $7.8 million. This value was primarily based on an independent valuation of the distributor receivables which aggregated approximately $26.0 million as of December 31, 1986. Due to the effect of collection and distributor advance policies instituted in 1988, the net distributor receivables balance was reduced to zero by early 1992. Cash collection of this distributor receivable are expected to continue in amounts approximating $2.0 million through the year 2000.

AMORTIZATION EXPENSE. Amortization expense is $4.8 million for the first quarters of 1997 and 1996. The expense consists primarily of the amortization of intangible assets, including the customer list, excess purchase price over net assets acquired and deferred financing costs.

INTEREST EXPENSE. Interest expense is $3.6 million for the first quarter of 1997 and $3.3 million for the same period in 1996. The increase in interest expense in 1997 is attributable to the rise in the Company's average outstanding borrowings and a rise in the Company's effective interest rate from 8% to 12% beginning at the end of January 1996.

INCOME TAX PROVISION. The Company's provision for income tax is related to its operations in the United Kingdom. No tax liability is incurred in the United States as a result of net losses from operations.

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
                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                     THREE MONTH PERIOD ENDED MARCH 31, 1997



LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are cash flows generated from operations, cash on hand and borrowing capacity under the revolving loans. The Company's cash flows from operating activities is a use of funds of $1.3 million in the first three months of 1997. As of March 31, 1997, the Company had $0.5 million in cash and cash equivalents, $2.0 million in availability under the revolving loans and the equivalent of $0.9 million available through a line of credit maintained by Safeguard's subsidiary in the United Kingdom. At that date, the Company had working capital of $1.0 million and a ratio of current assets to current liabilities of 1.02:1.

The Company's ongoing liquidity requirements arise primarily from capital expenditures, working capital needs and debt service. The Company's capital expenditures for the first three months of 1997 are $2.9 million in equipment and software development. The Company anticipates total capital expenditures in 1997 of $6.0 million, which will include the completion of the installation of an integrated computerized order entry system, the installation of sales force automation system, and the upgrade of existing manufacturing production equipment. These expenditures will be funded through additional capital lease obligations and cash flow from operations.

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